

BIG NEWS:
CanMonkey has officially made the **INC. 5000 2025 list** of the fastest-growing private companies in America!

This is a huge milestone - and a powerful validation of everything we've been building.

But make no mistake… **we're just getting started.**

🚀 Our Community Round is off to an incredible start.
We're seeing amazing support from customers, early believers, and people just like you who know a game-changer when they see one.

If you haven't had a chance to watch our pitch video, now's the time:
🎥 [Watch Here → https://wefunder.com/canmonkey](https://wefunder.com/canmonkey)

By reserving your investment, you're not just supporting CanMonkey's long-term success - you're getting in early and claiming a piece of the potential upside.*

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Our early bird window is closing FAST. Invest now to lock in a **20% discount** before it's gone.

We're always here to answer questions about CanMonkey, the raise, or our growth plans - just hit reply.

Let's make history together.

Alex Shapiro
Co-Founder & CEO
CanMonkey

Reserve Your Investment Now

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment. **Some necessary disclosures: 1. No money or other consideration is being solicited. If sent, it will not be accepted. 2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. 3. Any indication of interest involves no obligation or commitment of any kind.

  



🔥 CanMonkey Made the Inc. 5000 – And We're Just Getting Started!

9/18/25, 9:52 AM

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